WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04046009

November 4, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed copies of two (2) announcements released to the London Stock Exchange on November 3, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

dlw 11/9

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	378159

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	UBS AG
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	UBS AG London Branch 62,050,819 UBS Global Asset Management Life Limited 3,059,726
5. Number of shares/amount of stock acquired	N/A
6. Percentage of issued class	N/A
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	Position as at close on 29 October 2004
11. Date company informed	3 November 2004
12. Total holding following this notification	65,110,545
13. Total percentage holding of issued class following this notification	3.96%
14. Any additional information	Notification of percentage is based on the revised number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985. None of the relevant shares are shares in which UBS AG is interested by virtue of section 208(5) of the Companies Act 1985.
15. Name of contact and telephone number for queries	Helen Baker – 020 8718 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	3 November 2004

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO	109765

All relevant boxes should be completed in block capital letters.

1. Name of company	Marks and Spencer Group plc
2. Name of shareholder having a major interest	UBS AG, acting through its business group and legal entities
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	In respect of 2 above
4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them	N/A
5. Number of shares/amount of stock acquired	N/A
6. Percentage of issued class	N/A
7. Number of shares/amount of stock disposed	N/A
8. Percentage of issued class	N/A
9. Class of security	Ordinary shares of 25p each
10. Date of transaction	Position as at close on 2 November 2004
11. Date company informed	3 November 2004
12. Total holding following this notification	Not disclosed
13. Total percentage holding of issued class following this notification	Interest no longer notifiable
14. Any additional information	Notification of percentage is based on the revised number of ordinary shares in issue following cancellation of the shares repurchased under the Tender Offer on Thursday 28 October 2004. Notification in respect of section 198 Companies Act 1985.
15. Name of contact and telephone number for queries	Helen Baker – 020 8718 2867
16. Name and signature of authorised company official responsible for making this notification	Helen Baker – Assistant Company Secretary
17. Date of notification	3 November 2004